UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For January 13, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

FATALITY AT TSHEPONG MINE

Johannesburg, Monday, 13 January 2020. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) regrets to advise that one of its employees was fatality injured on Saturday morning, following a mud rush related incident at its Tshepong mine, in Welkom.

An investigation into the accident is underway.

“We are deeply saddened by the loss of our colleague’s life and will continue making every effort to ensure a safe working place”, Peter Steenkamp, chief executive officer of Harmony commented. “Our sincerest condolences go to our colleague’s family, friends and colleagues”, he added.

Ends.

13 January 2020

For more details contact:

Sihle Maake
Group Communications Manager
+27 (0)83 722 5467 (mobile)

or

Mashego Mashego
Executive Director: Corporate Affairs
+27 (0) 82 767 1072 (mobile)

13 January 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: January 13, 2020	By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director